

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2007

Dr. Tina S. Nova
Chief Executive Officer
Genoptix, Inc.
2110 Rutherford Road
Carlsbad, CA 92008

> **RE:** **Genoptix, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-144997**
> **Filed July 31, 2007**

Dear Dr. Nova:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2.   Prior to effectiveness, please have an NASDAQ representative call the staff to confirm that your securities have been approved for listing.

3.   We note that the company has not completed various terms of offering as reflected in numerous sections of the prospectus, for example The offering, page 6, Use of Proceeds, page 33, Capitalization, page 34, dilution , page 36 and various other disclosures. Please revise to complete all blanks in your next amendment except for pricing information.

4.   We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Cover Page

5.   Revise to indicate the amount of securities being registered.

6.   Please revise to explicitly state that this is a firm commitment underwritten offering.

About this prospectus

7.   We note your statement that "[t]he information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date." Revise to remove the noted statements.

Summary

8.   Please revise to provide a brief description of your relationship with Cartesian in the Summary.

9.   Please note that your summary should act to summarize the more detailed information contained elsewhere in your document. We note, for example, that much of your disclosure under "Competitive Strengths" and "Growth Strategy" is repeated elsewhere in your document. Also, you have an extensive list of risk factors on page four which are followed, on page ten, by similar disclosure.

Please revise or advise.

10.   Please provide a basis for your statement that you "are a leading specialized laboratory service provider."

11.   Please clarify the meaning of your statement that you deliver "high touch, customized and collaborative diagnostic services" in plain English to investors.

12.   We note your disclosure on page two that you have experienced a compounded annual growth rate of 48% for the nine quarters ended March 31, 2007. Please advise us why you selected a nine quarter period for this calculation. Also, revise you disclosure to indicate that the 48% growth rate may have been benefited by the fact that you were growing your revenue over a smaller base amount, and that, as the base increases, it will become more difficult to maintain this growth rate level. Additionally, revise to present the net income or loss for the fiscal years ended December 31, 2005 and December 31, 2006 along with the three months ended March 31, 2007.

13.   In an appropriate section – not the Summary – provide additional discussion of how performance is tracked over time and the metrics which you use to measure customer service.

14.   Please disclose the average experience level for the hempaths.

15.   Please clarify the markets which are served by your offerings and the size of that specific market. We note references on page two to bone marrow procedures which appears broader than blood-based tests and distinct from bone marrow testing, but it is unclear where you fit within these markets. Also, it is unclear how your market share of bone marrow procedures is 4% when you estimate the annual market for bone marrow testing to be over $1.0 billion.

16.   Revise here and throughout, to clarify the reference to your "nationwide sales force" to indicate the physical location of your sales force. In an appropriate area – not the Summary – revise to address:

     a. How your force is compensated, including incentives offered for increasing sales;

     b. How substantial you expect your sales force increase to be, including where, geographically, you expect this increase to be and which markets you expect your new salespeople to focus on; and,

     c. How sales, and selling efforts, are conducted and new hem/oncs are sourced. For example, do you rely on extensive face to face interactions

with these parties and, if so, do you expect travel related expenses to
increase as you expand?

Summary Financial Data, page 6

17.   We note that you have presented "EBITDA" and "EBITDA, as adjusted" as non–
GAAP performance measures and note the following issues:

 It appears you have presented these non-GAAP performance measures by
eliminating or smoothing certain items. Adjustments to eliminate or smooth
items and presentation of such non-GAAP measures of performance are not
appropriate since different unusual items are likely to occur every period and
companies and investors may differ as to what types of events warrant
adjustment. Accordingly, such presentation of non-GAAP performance
measures should be removed here and throughout your filing or demonstrate
to us how your presentation complies with Item 10 of Regulation S-K.

Although non-GAAP measures can be useful in some circumstances (for
example, when used as a liquidity measure), these measures can be confusing
and lead to undue reliance by investors. We believe such measures, as
presented, could be indicative of greater authority or prominence than
conventionally computed earnings or cash flows as reported in the GAAP
financial statements.

Please refer to the requirements in Item 10 of Regulation S-K and guidance
provided by the Division of Corporation Finance's Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures available on our website.
Please advise or revise here and throughout your filing (e.g. pages 49-50) as
appropriate.

Risk Factors, page 10

18.   Revise to indicate whether you are still considered a non-contracting provider as
indicated on page 11. If so, clarify the risk to investors and indicate that it is an
on-going one. In this regard we note additional disclosure on this issue on page
22. Based on your disclosure it appears that your status as a non-contractor
provider affects the cost of your services to patients. Please revise to provide a
separate risk factor addressing:

    a. What a non-contracting provider is; and,

    b. The impact of being labeled a non-contracting provider, and discuss the
        financial and general impact of being labeled one. Without limiting the
        generality of the foregoing, we note that you waive a portion of the
        patient's co-payment to keep your prices in line with in-network
        providers. How much, on average, are these waived fees annually?

Dr. Tina Nova
Genoptix, Inc.
September 4, 2007
p. 5

19. Please revise risk factor 4 to indicate the company's net loss for the year ended December 31, 2005.

20. We note your statement on in the last risk factor on page 12 that the Cartesian PSA can be terminated by either party at the end of the term. Please revise to clarify when the agreement between Cartesian and the company maybe terminated.

21. We note your disclosure on page 17 that "third parties have registered the name COMPASS in the United States in the medical field …" Please revise to indicate whether any of these parties have contacted you about your use of this name and further describe the risks to investors.

22. Please revise your page 25 risk factor to specify the budgeted amount of increased costs the company expects to incur in connection with being a public company.

23. Please revise your page 26 risk factor to address the risk to investors in the event that a viable public market for your stock does not develop.

Use of Proceeds, page 33

24. Revise to quantify the amount of the proceeds that will be used to fund each purpose noted (e.g. increase personnel, establish a second laboratory facility, expand backup system, repay outstanding indebtedness, pursue new collaborations/acquisitions, and working capital).

25. We note your statement that "we may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds." Refer to Instruction 7 of Item 504 of Regulation S-K and revise the disclosure in accordance with such Item or advise.

26. If the indebtedness to be discharged under the Loan Agreement was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

27. We note your statement that you will "pursue new collaborations, acquisitions or in-licenses of products, services, businesses or technologies …." Please revise to indicate the nature of the businesses that will be sought.

28. Please disclose the approximate amount of proceeds being used to repay outstanding indebtedness. Your current disclosure indicates your principal as of March 31, 2007 which would appear less relevant than a more recent date.

<u>Dilution, page 36</u>

29.   Please revise the disclosure in this section to make it easier for investors to
       understand. For example, but without limit, we note the last sentence on page 26,
       beginning "The following table summarizes …" is longer and more complex than
       necessary.

<u>Management's Discussion and Analysis of Financial Condition and Results of</u>
<u>Operations, page 40</u>

30.   The MD&A section is one of the most critical aspects of your disclosure. As
       such, we ask that you revise this section to provide a detailed executive overview
       to discuss the events, trends, and uncertainties that management views as most
       critical to the company's revenues, financial position, liquidity, plan of operations
       and results of operations. In an effort to assist you in this regard, please refer to
       the guidance in SEC Release 33-8350, available on the SEC website at
       www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more
       meaningful disclosure in MD&A in a number of areas, including the overall
       presentation and focus of MD&A, with general emphasis on the discussion and
       analysis of known trends, demands, commitments, events and uncertainties, and
       specific guidance on disclosures about liquidity, capital resources and critical
       accounting. Currently, it is not entirely clear to the reader how management
       evaluates the business and its financial results.

       In addition, while your discussion of the results of operations discusses
       intermediate effects of certain trends and events on the operations of the
       company, the analysis generally does not discuss the reasons underlying those
       intermediate effects and does not go into much detail. In this regard we are not
       merely looking for a regurgitation of the financial statements; rather, we are
       looking for a narrative discussion which explains the underlying business events
       which impacted your financial results.

       This comment is applicable for all periods.

31.   In an appropriate section, revise to discuss the sophisticated technologies used by
       your hempaths in the provision of your services. Also, revise to indicate whether
       any of these technologies are proprietary.

32.   Please revise to indicate, if true, that your revenues result from an assignment
       agreement with Cartesian. Also, provide a general range of the costs of your
       diagnostic services – that is, does a COMPASS diagnostic test cost $100, a $1000,
       etc.

Dr. Tina Nova
Genoptix, Inc.
September 4, 2007
p. 7

33.   Please revise your disclosure under Stock-based Compensation on page 45 to indicate, if true, that all stock-based grants were made at the fair market value determined by the board, on the date of the grant. Also, revise to indicate whether any adjustments were made to existing grants in connection with the reassessment.

34.   We note references to reimbursement rates per case in your results of operations discussion. Please revise to clarify this concept to the reader, state your historical reimbursement rate and contrast this rate to industry norms, if available.

Critical Accounting Policies and Estimates, page 43

35.   We note that your revenue and accounts receivable are recorded net of a contractual allowance. Please expand your disclosures to include the following:

   For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

   Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

   Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

   If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Stock-Based Compensation, page 45

36.   We note your disclosure that you determined the fair value of your common stock

from August 2006 to February 2007 with the assistance of an independent valuation consultant. Please revise to name this independent valuation consultant and file the consent of the consultant as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuation consultants. Please advise or revise.

37.   On page 96, we note your adoption of the 2007 Employee Stock Purchase Plan, which provides for the purchase price of common shares at a maximum of 85% of their fair market value on the date of purchase. Please revise your disclosure to address your accounting for this plan and its potential impact on your financial statements (e.g. compensation cost). Refer to paragraph 12 of SFAS 123(R).

Results of Operations, page 50

Comparison of the Three Months Ended March 31, 2006 and 2007

38.   Please revise to provide a more detailed analysis and explanation of your increased revenues.

39.   We note your statement on page 50 that you "anticipate that [y]our cost of revenues will remain stable as a percentage of revenues" but that you experienced improved margins over the prior period due to economies of scale. In an appropriate section, revise to address the impact that adding a new lab may have in the near term on your margins.

40.   Please provide a more detailed discussion of your Sales and Marketing and General and Administrative expenses.

41.   Please revise to provide a detailed discussion of the General and Administrative Expenses addressing the increases and reasons for those increases in personnel costs, rent expense and provision for doubtful accounts.

Comparison of the Years Ended December 31, 2004, 2005 and 2006

42.   We note your explanation that your service revenues per case increased due to an expansion of in-house testing capability and increases in reimbursement. Please revise to address the reasons for the increased reimbursement and clarify whether you expect your in-house testing capability to level off or continue to expand.

43.   Please provide a more detailed discussion of your Sales and Marketing and General and Administrative expenses.

44.   Please provide a more detailed discussion of your General and Administrative
        Expenses addressing the increases and the reasons for those increases.

Liquidity and Capital Resources, page 54

45.   Please revise your discussion of liquidity and capital resources to provide
        enhanced analysis and explanation of the sources and uses of cash and material
        changes in particular items underlying the major captions reported in your
        financial statements.

46.   Please revise to provide a clearer, more organized, discussion of your Loan
        Agreement with Comerica Bank.

47.   On page 55 you disclose that you expect to spend substantial amounts of capital to
        continue your growth and provide some disclosure about how you will spend the
        net proceeds of this offering. In all appropriate sections, please revise to further
        discuss these plans, and indicate the impact that it will have on your liquidity and
        capital resources. Also, revise to indicate whether the company currently
        anticipates having to raise additional capital to effectuate its growth strategy.

48.   Please revise to indicate the amount of working capital as of the most recent
        interim financial period.

49.   Please revise to quantify the time period that the company believes the net
        proceeds of the offering will fund its planned growth and operating activities.

50.   State the steps you take in collecting accounts receivable. Disclose your policy
        with respect to determining when a receivable is recorded as a bad debt and when
        a write off is recorded. Clarify the threshold (amount and age) for account
        balance write-offs.

51.   If there were significant changes in days' sales outstanding between periods,
        disclose the day's sales outstanding for each period and the reasons for significant
        changes from the prior period.

Off-Balance Sheet Arrangements, page 56

52.   Please confirm with us that Exhibit 10.14 is the only agreement between the
        company or its affiliates, and Cartesian Medical Group, Inc. If not, briefly advise
        us of the nature of any other agreements between these parties.

Business, page 57

53.   Revise to disclose whether you would be able to offer your services without your
        hempaths.

54.   Please provide a discussion of your expansion plans, including your plans to
        establish a second laboratory facility, increase sales and marketing personnel, and
        establish additional backup systems. In this regard, disclose the estimated costs of
        each of these plans, where they are in the planning process, and, if known, the
        particulars of such plans. Please note that this comment may impact other
        sections of your document, including Use of Proceeds and Liquidity and Capital
        Resources.

55.   Please revise to provide a brief description of the process behind your service
        offerings. As a means of illustration, after your customer prepares a slide and
        Federal Express delivers it, then what happens? While we recognize that much of
        this information is already included in your disclosure, it is not contained in its
        own section and, as a consequence, is harder to follow.

56.   We note your disclosure elsewhere that you rely on Federal Express to ship
        patient samples. Please briefly address any special shipping requirements for
        your samples and address whether this limits the number of carriers available to
        the company for shipping.

57.   We note that the company has a risk factor on page 20 addressing the expertise
        and expense associated with handing hazardous materials. Please revise to
        specifically address the hazardous materials handled by your lab, the procedures
        utilized for handling and disposing of these materials, and the costs associated
        with these procedures.

58.   Revise to discuss the technologies used in your business.

59.   We note your references on page 58 and elsewhere to the unmet needs of
        community based hem/oncs. Please revise to address what you believe their
        unmet needs are, and indicate how your products meet them.

60.   We note your disclosure on page 59 that you are "the only commercial laboratory
        currently offering this diagnostic tool in the marketplace." Revise to clarify
        which diagnostic tool you are referring to and, indicate whether any other
        laboratories – commercial or not – offer this, or similar diagnostic tools which
        would reasonably substitute for yours.

61.   Please revise to organize, and expand on, your discussion under Highly Trained
        and Specialized Personnel.

62.   In your Reimbursement discussion you state that the majority of your services are
        reimbursed under the physician fee schedule and the clinical laboratory fee
        schedule. Please clarify the differences between these two classifications – for
        example, what sorts of activities are typically included in the physician fee
        schedule and how are they different from the clinical laboratory fee schedule.

63.   Please revise to indicate when you will be required to renew your CLIA
        certificate. In addition, if this process has already commenced, update your
        disclosure to address its status.

Billing And Reimbursement, page 63

64.   Please revise your disclosures to include the following discussion:

        State if your billing system generates contractual adjustments based on fee
            schedules for the patient's insurance plan for each patient encounter or if an
            estimate of contractual allowances is made. If an estimate is made, state what
            factors are considered in determining the estimate.
        Disclose your policy for collecting co-payments.

Corporate Practice Of Medicine, page 67

65.   We note you are not permitted to directly own a medical operation. Disclose how
        you conducted the services provided by Cartesian during the periods before you
        entered into the professional services agreement with Cartesian (i.e. prior to
        January 1, 2006).

Cartesian Medical Group, Inc. page 70

66.   We note the discussion of your agreement with Cartesian on page 70. Given the
        importance of this agreement to your business, please revise to provide expanded,
        and clearer, disclosure concerning the terms of this agreement, and the role that
        Cartesian and its employees plays in your business. Without limiting the
        generality of the foregoing, please:

        a. Disclose the material terms of your agreement with Cartesian, including
            the dollar amount, and percentage of, revenues assigned to you through
            this agreement as well as the total value of payments made by you on
            Cartesian's behalf, for each fiscal year covered by the financial
            statements;

        b. Revise here and elsewhere as appropriate to discuss how the prices
            charged by Cartesian are set, as well as how the expenses associated with

Cartesian are determined. In this regard, we note that hempaths' salaries are set with reference to market rates – please revise to disclose who at Cartesian determines their salaries and clarify whether anyone at the company has any input into these salaries. In addition, revise to address your ability to pass along cost increases in the form of higher prices;

c. Clarify whether any Cartesian employee, but particularly the hempaths are eligible to receive, and have received, stock based compensation from you;

d. Clarify who the contracting parties are for your key service offerings. For example, do the hem/oncs contract with you directly, or do the contract with Cartesian, who assigns the right to receive fees from the hem/oncs to you;

e. Clarify the role that the hempaths play in your overall product offering and include a statement indicating whether it would be possible to offer your product without hempaths;

f. Disclose who controls, supervises, and is responsible for, the work performed by the hempaths. In addition to addressing their status as independent contractors employed by Cartesian, clarify the impact that professional licensure has on your ability to exercise control over the hempaths. In responding to this sub-comment, you should also address the impact that the foregoing has on your quality control program;

g. Advise us of the basis for referring to the hempaths using the possessive "our," when they are independent contractors and not employees;

h. Clarify whether you engage hempaths from any entity other than Cartesian. Also, clarify whether any other organization, operating in your geographic region, would be able to provide similar services to you in the event that Cartesian did not renew its agreement with you;

i. Disclose whether any of the terms of Dr. Dabbas's employment agreement, or any other agreement, with you contains any clause relating to Cartesian. If so, with a view toward disclosure, advise us of the nature of the clause.

67. Please revise to provide additional background information about Cartesian. For example, but without limit, disclose:

a. The year in which Cartesian was formed, including who its initial investor was and whether it was capitalized using personal funds;

      b.   When Cartesian entered the initial PSA agreement with Genoptix;

      c.   Whether Cartesian has had, or currently has, any contracts to provide services similar to the ones with you;

      d.   The total number of employees at Cartesian, including the number of hempaths that regularly provide services to you;

      e.   Disclose who manages Cartesian;

      f.   Advise us whether Cartesian is an affiliate or related party within the meaning of the federal securities laws and clarify whether your agreement with Cartesian constitutes an "off balance sheet arrangement."

68.   Based on your disclosure it appears that your relationship with Cartesian enables you to work around certain statutes and common law cases prohibiting corporations from engaging in the practice of medicine. Please revise your disclosure, here and elsewhere, to indicate whether California, or any other state in which do business, has taken any position with respect to a corporation's ability to structure around these prohibitions. If so, revise to address and discuss the impact that it has had, or will have, on your business.

Executive Compensation, page 79

69.   Item 402(a)(3) of Regulation S-K requires disclosure for named executive officers, including your principal executive officer ("PEO") , principal financial officer ("PFO") and your three most highly compensated executive officers other than your PEO and PFO. Accordingly, you should present disclosure for five executives in total; currently your disclosure covers only three executives. Please advise or revise.

70.   You indicate that your executive compensation program is designed to award the achievement of key performance measures. Please revise to indicate what these measures are, whether they were met, and how the executive was rewarded as a result.

71.   We note that you conduct an annual benchmark review of your compensation level and that this review is based in part upon the Biotech Employee Development Coalition Compensation and Benefits Survey. Please revise to indicate how your compensation compares against this survey. Also, to the extent that there is a significant variance in pay scale or practices between private and public companies contained in this survey, indicate whether you anticipate having to make upward adjustments in the future.

72.   Please name the companies which you consider comparable for benchmarking purposes. In addition, clarify the factors that you believe makes these companies comparable.

73.   We note that the company increased the base salaries for Dr. Tina Nova, Mr. Samuel Ricitelli and Mr. Douglas Schuling in August 2006 and in June and July 2007 and that the compensation committee considered the 2006 San Diego BEDC Compensation and Benefits survey, prior years increases, and the high level of performance and significant commitment. Please revise to indicate how these factors were considered in the increases to the executives pay.

74.   Please revise your page 81 disclosure to indicate the individual and corporate performance objectives applicable to the 2007 Annual Executive Bonus Plan.

Summary Compensation Table, page 83

75.   Please revise to disclose in a footnote the assumptions made in the valuation with a reference to a discussion in the financial statements, footnotes to the financial statements, or in the Management's Discussion and Analysis. See Instruction to Item 402(c)(v) and (vi).

Potential Payment Under Employment Arrangements, page 85

76.   Please disclose the term of each employment agreement under Potential Payment Under Employment Agreements and clarify whether the references to "unpaid prorated base salary" means the remaining term of the agreement, or merely the actual days worked for which the executive has yet to be paid.

77.   We note that you have calculated the value of your named executive officers equity awards on page 86 assuming that their employment was terminated on December 31, 2006, consistent with Item 402 of Regulation S-K. However, as the fair market value of your stock price at this time is likely lower than the value of your offering, the value of the equity portion of your award is likely to increase significantly in future filings. In an appropriate section, please revise your disclosure to explain this concept to investors.

78.   We not your disclosure on page 88 that your executives' options are subject to a lapsing right of repurchase until such options are fully vested. Please clarify the price at which such shares would be repurchased, should the company exercise its right. Also, clarify when the company would and would not exercise this right.

79.   Please revise your page 94 disclosure to clarify the annual increase in shares

reserved for issuance to your non-employee directors.

80. Please clarify whether the company makes, or intends to make in the future, contributions to the 401(k) plan referred to on page 96.

Non-Employee Director Compensation, page 97

81. Revise to disclose the grant date fair value of the option awards in a footnote. See Instruction to Item 402(k)(2)(iii) and (iv).

Transactions with Related Persons, page 99

82. Please revise to indicate who is initially responsible for determining whether a transaction is a related party transaction.

Principal Stockholders, page 103

83. Revise to complete the table to provide the information required by Item 403 of Regulation S-K. Also provide the missing information throughout the footnote disclosure.

Description of Capital Stock, page 107

84. We note your statement that "[a]ll of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable." The statement that the current outstanding common shares are "fully paid and nonassessable" is a legal conclusion that the company is not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

Legal Matters, page 122

85. Please disclose the approximate dollar value of Cooley Godward's holdings of your common stock based upon the offering price and clarify the origin of the shares, including whether any of the shares were issued as compensation for work in connection with this Form S-1.

Financial Statements

General

86.   Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

Notes to Financial Statements

Basis of Presentation and Principles of Consolidation, F-7

87.   We note you consolidate Cartesian based on the professional services agreement filed as Exhibit 10.14. Please provide us with a thorough analysis of how you considered EITF 97-2 (i.e. discuss how you met the requirements for a controlling financial interest and address each of the six factors with specific references to the underlying professional services agreement) with respect to your accounting treatment for this arrangement. To enhance the reader's understanding, please revise the disclosures in your financial statements and MD&A as appropriate.

88.   We note your disclosure that you entered into professional services agreement with Cartesian in 2005. Please disclose the specific periods the operations of Cartesian are included (i.e. consolidated) in your financial statements.

89.   We note you entered into a succession agreement with Cartesian. Please clarify if you are referring to the professional services agreement filed as Exhibit 10.14 or a different agreement. If the latter, please file this agreement as an exhibit to your filing.

Part II

Exhibits

90.   We note that several of your exhibits, including your legality opinion, have not been filed. Please note that we review, and frequently comment upon, these agreements. Accordingly, in order to facilitate your review, please ensure that these exhibits are filed as soon as practicable.

91.   In reference to the Cartesian Agreement (Exhibit 10.14), please file with Exhibit 10.14 the Exhibits 1.1-1 and 1.1-2 to that agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Raj Rajan (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

            Sincerely,

            John Reynolds
            Assistant Director

cc: Frederick Muto
       J. Patrick Loofbourrow
Fax: (858) 550-6420